


SEC MAIL PROCESSING
RECEIVED
APR 1 5 2013
WASH, D.C.
193
SECTION

2012

ANNUAL REPORT TO STOCKHOLDERS


Atrion

ATRION CORPORATION

develops and manufactures products primarily for medical applications. Our products advance the standard of care by increasing safety for patients and providers. We target niche markets, with particular emphasis on fluid delivery, cardiovascular and ophthalmology applications. Headquartered in Allen, Texas, Atrion has design and manufacturing facilities in Alabama, Florida and Texas.

CONTENTS

FINANCIAL HIGHLIGHTS

For the Year Ended December 31	2012	2011
Revenues	$ 119,062,000	$ 117,704,000
Operating Income	33,626,000	38,168,000
Net Income	23,629,000	26,038,000
Income per Diluted Share	$ 11.66	$ 12.82
Weighted Average Diluted Shares Outstanding	2,027,000	2,031,000

As of December 31	2012	2011
Total Assets	$ 155,810,000	$ 161,895,000
Cash and Investments	44,614,000	55,205,000
Long-term Debt	—	—
Stockholders' Equity	$ 134,828,000	$ 138,514,000


2008 $7.82
2009 $8.68[a]
2010 $10.32
2011 $12.82
2012 $11.66
INCOME PER DILUTED SHARE


2008 $96
2009 $101
2010 $109
2011 $118
2012 $119
REVENUES (IN MILLIONS)


2008 $23.0
2009 $26.0[a]
2010 $31.0
2011 $38.2
2012 $33.6
OPERATING INCOME (IN MILLIONS)

a) These are non-GAAP financial measures. For a reconciliation of non-GAAP measures in this annual report, see page 28.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Among Atrion Corporation, Russell 2000 Index and SIC Code Index


300
200
100
0
Dollars
Atrion Corporation
Russell 2000 Index
SIC Code Index
2007
2008
2009
2010
2011
2012

The graph set forth at left compares the total cumulative return for the five-year period ended December 31, 2012 on the Company's common stock, the Russell 2000 Index and SIC Code 3841 Index–Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2007 in our common stock, the Russell 2000 Index and the SIC Code Index and dividends were reinvested.

Company/Index	2007	2008	2009	2010	2011	2012
Atrion Corporation	**$100.00**	**$78.48**	**$127.32**	**$156.58**	**$211.58**	**$183.15**
Russell 2000 Index	$100.00	$66.21	$84.20	$106.82	$102.36	$119.10
SIC Code Index	$100.00	$78.07	$97.51	$99.67	$94.28	$114.01

TO OUR STOCKHOLDERS

I'm pleased to report that 2012 was once again a very profitable year. In fact, it was our second-best year ever.

Despite a significant customer disruption, our revenues slightly exceeded 2011's record level. For every dollar in sales, we converted 28.2 cents into operating income, reflecting exceptional discipline and efficiency. Our 2012 adjusted return on equity, a non-GAAP financial measure, was an enviable 25%. Nevertheless, 2012 was subpar in a critical area: Our performance was not strong enough to continue our 13 consecutive years of double-digit growth in earnings per share.

A Clear Path Forward

Our growth over the years, and our solid financial standing, were both achieved through careful planning and perseverance. While meeting the challenges of a changing healthcare environment may require us to reshape the manner in which we execute our goals, our basic principles will not change. We continue to pursue a sensible path based on developing intellectual property in niche markets, with steadfast attention to quality, consistency, and customer needs.

We continue to pursue a sensible path based on developing intellectual property in niche markets, with steadfast attention to quality, consistency, and customer needs.

To stay true to these objectives, we continue to invest heavily in equipment to improve quality, efficiency, and capacity. In 2012, we spent $10.3 million on manufacturing improvements, incurring an additional $1.1 million in depreciation and amortization charges during the year. Investment in plants and processes alone is not enough, of course. Innovation originates with the minds behind it, so having the right people and exposing them to the latest advancements in medicine and materials science are critical aspects of our strategy. In support of this, we increased R&D spending in 2012 over 30%, and a similar increase is planned for 2013.



2012 REVENUES BY PRODUCT LINE

Product Line	%
Fluid Delivery $ 49,060,000	**41%**
Cardiovascular $ 36,021,000	30%
Ophthalmology $ 15,717,000	**13%**
Other $ 18,264,000	**16%**

Leveraging Cash Flow

For the last several years, we have used our consistently strong cash flow to invest in organic growth and to increase dividends to our stockholders. Despite anticipating a difficult 2012, substantial investments in equipment and R&D were made with calculated purpose. We also returned $24.5 million to our stockholders in regular and special dividends, and an additional $5.3 million in repurchases of 26,562 shares of our common stock. And we finished the year with $44.6 million in cash and long- and short-term securities, with no debt.

Last year, we devoted considerable effort to exploring potential acquisitions, but were unable to find candidates that met our growth expectations, were appropriately valued, and satisfied our risk criteria. We will continue these efforts in 2013, focused on opportunities that will make the company stronger, rather than just bigger.

Making the Most of Opportunities

Our strong financial position bolsters our attitude and approach to 2013. Our history of maintaining growth during periods of uncertainty or even dramatic change has not made us overconfident. We are alert to potential headwinds in the global economy, and are ready to adapt to resulting opportunities. The foundation we have so resolutely built for our business makes this possible. Our methods are tested, our costs are controlled, and our team is strong.

As always, we are grateful to you, our stockholders, for your ongoing support. Finally, I remain indebted as well to our employees; without their remarkable dedication our success would not be possible.

With gratitude and respect,

David Battat

David A. Battat
President and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS

As of December 31, 2012 and 2011

Assets:	2012	2011
	(in thousands)	
Current Assets:		
Cash and cash equivalents	$ 7,999	$ 24,590
Short-term investments	8,182	20,279
Accounts receivable, net of allowance for doubtful accounts of $47 and $42 in 2012 and 2011, respectively	13,054	11,223
Inventories	23,779	24,582
Prepaid expenses and other current assets	3,110	2,313
Deferred income taxes	623	755
Total Current Assets	56,747	83,742
Long-term investments	28,433	10,336
Property, Plant and Equipment	124,180	114,975
Less accumulated depreciation and amortization	64,912	58,605
	59,268	56,370
Other Assets and Deferred Charges:		
Patents and licenses, net of accumulated amortization of $10,853 and $10,691 in 2012 and 2011, respectively	837	999
Goodwill	9,730	9,730
Other	795	718
	11,362	11,447
Total Assets	$ 155,810	$ 161,895

The accompanying notes are an integral part of these statements.

Liabilities and Stockholders' Equity:	2012	2011
	(in thousands)	
Current Liabilities:		
Accounts payable	**$ 3,843**	$ 3,642
Accrued liabilities	**2,900**	5,566
Accrued income and other taxes	**465**	835
Total Current Liabilities	**7,208**	10,043
Line of credit	**—**	—
Other Liabilities and Deferred Credits:		
Deferred income taxes	**12,232**	10,902
Other	**1,542**	2,436
	13,774	13,338
Total Liabilities	**20,982**	23,381
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $.10 per share, authorized 10,000 shares, issued 3,420 shares	**342**	342
Additional paid-in capital	**29,998**	25,452
Retained earnings	**152,630**	153,618
Treasury shares, 1,399 shares in 2012 and 1,404 shares in 2011, at cost	**(48,142)**	(40,898)
Total Stockholders' Equity	**134,828**	138,514
Total Liabilities and Stockholders' Equity	**$ 155,810**	$ 161,895

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	(in thousands, except per share amounts)		
Revenues	**$ 119,062**	$ 117,704	$ 108,569
Cost of Goods Sold	**62,922**	57,697	57,655
Gross Profit	**56,140**	60,007	50,914
Operating Expenses:			
Selling	**5,694**	5,325	5,368
General and administrative	**13,054**	13,646	11,900
Research and development	**3,766**	2,868	2,669
	22,514	21,839	19,937
Operating Income	**33,626**	38,168	30,977
Interest Income	**1,447**	1,295	1,009
Other Income, net	**2**	12	2
Income before Provision for Income Taxes	**35,075**	39,475	31,988
Provision for Income Taxes	**(11,446)**	(13,437)	(11,036)
Net Income	**$ 23,629**	$ 26,038	$ 20,952
Net Income Per Basic Share	**$ 11.72**	$ 12.90	$ 10.38
Weighted Average Basic Shares Outstanding	**2,016**	2,019	2,018
Net Income Per Diluted Share	**$ 11.66**	$ 12.82	$ 10.32
Weighted Average Diluted Shares Outstanding	**2,027**	2,031	2,030
Dividends Per Common Share	**$ 12.10**	$ 1.82	$ 10.56

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2012, 2011 and 2010

	2012	2011	2010
		(in thousands)	
Cash Flows From Operating Activities:			
Net income	**$ 23,629**	$ 26,038	$ 20,952
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**7,610**	6,544	7,041
Deferred income taxes	**1,462**	2,584	309
Stock-based compensation	**1,482**	1,047	606
Net change in accrued interest, premiums, and discounts on investments	**817**	824	(183)
	35,000	37,037	28,725
Changes in operating assets and liabilities:			
Accounts receivable	**(1,831)**	298	(495)
Inventories	**803**	(7,182)	1,275
Prepaid expenses and other current assets	**(797)**	(1,263)	(69)
Other non-current assets	**(77)**	18	(57)
Accounts payable and accrued liabilities	**(2,465)**	2,008	1,075
Accrued income and other taxes	**(370)**	283	(5)
Other non-current liabilities	**(894)**	341	609
	29,369	31,540	31,058
Cash Flows From Investing Activities:			
Property, plant and equipment additions	**(10,347)**	(11,999)	(4,293)
Purchase of investments	**(26,566)**	(14,723)	(19,117)
Proceeds from maturities of investments	**19,750**	14,290	4,000
	(17,163)	(12,432)	(19,410)
Cash Flows From Financing Activities:			
Exercise of stock options	**731**	—	542
Shares tendered for employees' withholding taxes on stock-based compensation	**(1,136)**	(78)	(725)
Tax benefit related to stock-based compensation	**1,412**	79	1,239
Purchase of treasury stock	**(5,344)**	(1,513)	(1,407)
Dividends paid	**(24,460)**	(3,676)	(21,321)
	(28,797)	(5,188)	(21,672)
Net change in cash and cash equivalents	**(16,591)**	13,920	(10,024)
Cash and cash equivalents, beginning of year	**24,590**	10,670	20,694
Cash and cash equivalents, end of year	**$ 7,999**	$ 24,590	$ 10,670
Cash paid for:			
Income taxes	**$ 10,357**	$ 11,921	$ 9,080

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2012, 2011 and 2010 (in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares Outstanding	Amount	Shares	Amount			
Balances, January 1, 2010	**1,980**	**$ 342**	**1,440**	**$ (35,736)**	**$ 20,356**	**$ 131,769**	**$ 116,731**
Net income						20,952	**20,952**
Tax benefit from stock-based compensation					1,239		**1,239**
Stock-based compensation transactions	64		(64)	671	2,736		**3,407**
Shares surrendered in stock transactions	(18)		18	(2,870)			**(2,870)**
Purchase of treasury stock	(10)		10	(1,407)			**(1,407)**
Dividends						(21,435)	**(21,435)**
Balances, December 31, 2010	**2,016**	**342**	**1,404**	**(39,342)**	**24,331**	**131,286**	**116,617**
Net income						26,038	**26,038**
Tax benefit from stock-based compensation					79		**79**
Stock-based compensation transactions	8		(8)	35	1,042		**1,077**
Shares surrendered in stock transactions				(78)			**(78)**
Purchase of treasury stock	(8)		8	(1,513)			**(1,513)**
Dividends						(3,706)	**(3,706)**
Balances, December 31, 2011	**2,016**	**342**	**1,404**	**(40,898)**	**25,452**	**153,618**	**138,514**
Net income						23,629	**23,629**
Tax benefit from stock-based compensation					1,412		**1,412**
Stock-based compensation transactions	41		(41)	368	3,134		**3,502**
Shares surrendered in stock transactions	(9)		9	(2,268)			**(2,268)**
Purchase of treasury stock	(27)		27	(5,344)			**(5,344)**
Dividends						(24,617)	**(24,617)**
Balances, December 31, 2012	**2,021**	**$ 342**	**1,399**	**$ (48,142)**	**$ 29,998**	**$ 152,630**	**$ 134,828**

The accompanying notes are an integral part of these statements.

ATRION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Atrion Corporation and its subsidiaries ("we," "our," "us," "Atrion" or the "Company") develop and manufacture products primarily for medical applications. We market our products throughout the United States and internationally. Our customers include hospitals, distributors, and other manufacturers. Atrion Corporation's principal subsidiaries through which these operations are conducted are Atrion Medical Products, Inc., Halkey-Roberts Corporation and Quest Medical, Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of Atrion Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include cash on hand and in the bank as well as money market accounts and debt securities with original maturities of 90 days or less.

Trade Receivables

Trade accounts receivable are recorded at the original sales price to the customer. We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the failure of customers to make required payments. On an ongoing basis, the collectability of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectability of specific accounts. We evaluate the collectability of specific accounts and determine when to grant credit to our customers using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with appropriate Company personnel and with the customers directly. Accounts are written off when we determine the receivable will not be collected.

Investments

Our investments consist of taxable corporate bonds. Our investment policy is to seek to preserve principal and maintain adequate liquidity while at the same time maximizing yields without significantly increasing risk. We are required to classify our investments as trading, available-for-sale or held-to-maturity. Our investments are accounted for as held-to-maturity since we have the positive intent and ability to hold these investments to maturity. These investments are reported at cost, adjusted for premiums and discounts that are recognized in interest income, using a method that approximates the effective interest method, over the period to maturity and unrealized gains and losses are excluded from earnings. We consider as current assets those investments which will mature in the next 12 months. The remaining investments are considered non-current assets.

Inventories

Inventories are stated at the lower of cost (including materials, direct labor and applicable overhead) or market. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

	December 31, 2012	December 31, 2011
Raw materials	**$ 10,017**	$ 9,074
Work in process	**5,268**	4,843
Finished goods	**8,494**	10,665
Total inventories	**$ 23,779**	$ 24,582

Accounts Payable

We reflect disbursements as trade accounts payable until such time as payments are presented to our bank for payment. At December 31, 2012 and 2011, disbursements totaling approximately $495,000 and $155,000, respectively, had not been presented for payment to our bank.

Income Taxes

We account for income taxes utilizing Accounting Standards Codification (ASC) 740, *Income Taxes* ("ASC 740"). ASC 740 requires the asset and liability method for the recording of deferred income taxes, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statement and the tax bases of assets and liabilities, as measured at current enacted tax rates. When appropriate, we evaluate the need for a valuation allowance to reduce deferred tax assets.

ASC 740 also requires the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not of being sustained.

Our uncertain tax positions are recorded as "Other non-current liabilities." We classify interest expense on underpayments of income taxes and accrued penalties related to unrecognized tax benefits in the income tax provision.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Additions and improvements are capitalized, including all material, labor and engineering costs to design, install or improve the asset. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant and equipment at original cost (in thousands):

	December 31, 2012	December 31, 2011	Useful Lives
Land	**$ 5,260**	$ 5,260	—
Buildings	**30,664**	30,579	30-40 yrs
Machinery and equipment	**88,256**	79,136	3-15 yrs
Total property, plant and equipment	**$ 124,180**	$ 114,975	

Depreciation expense of $7,448,000, $6,272,000 and $6,769,000 was recorded for the years ended December 31, 2012, 2011 and 2010, respectively. Depreciation expense is recorded in either cost of goods sold or operating expenses based on the associated assets' usage.

Patents and Licenses

Costs for patents and licenses acquired are determined at acquisition date. Patents and licenses are amortized over the useful lives of the individual patents and licenses, which are from 7 to 19 years. Patents and licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill

Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible net assets acquired. Annual impairment testing for goodwill is done using qualitative assessment on goodwill impairment to determine whether it is necessary to perform the two-step goodwill impairment test. Goodwill is also reviewed whenever events or changes in circumstances indicate a change in value may have occurred. We have identified three reporting units where goodwill was recorded for purposes of testing goodwill impairment annually: (1) Atrion Medical Products, Inc., (2) Halkey-Roberts Corporation and (3) Quest Medical, Inc. The total carrying amount of goodwill in each of the years ended December 31, 2012, 2011 and 2010 was $9,730,000.

Current Accrued Liabilities

The items comprising current accrued liabilities are as follows (in thousands):

	December 31,	
	2012	2011
Accrued payroll and related expenses	**$ 2,276**	$ 4,409
Accrued vacation	**210**	195
Accrued professional fees	**58**	613
Other accrued liabilities	**356**	349
Total accrued liabilities	**$ 2,900**	$ 5,566

Revenues

We recognize revenue when our products are shipped to our customers, provided an arrangement exists, the fee is fixed and determinable and collectability is reasonably assured. All risks and rewards of ownership pass to the customer upon shipment. Net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Revenues are recorded exclusive of sales and similar taxes. Returns, discounts and other allowances have been insignificant historically.

Shipping and Handling Policy

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as cost of goods sold.

Research and Development Costs

Research and development costs relating to the development of new products and improvements of existing products are expensed as incurred.

Stock-Based Compensation

We have stock-based compensation plans covering certain of our officers, directors and key employees. As explained in detail in Note 8, we account for stock-based compensation utilizing the fair value recognition provisions of ASC 718, *Compensation-Stock Compensation*, ("ASC 718").

New Accounting Pronouncements

From time to time, new accounting pronouncements applicable to us are issued by the Financial Accounting Standards Board ("FASB") or other standards setting bodies, which we will adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

Fair Value Measurements

Accounting standards use a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers are: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists therefore requiring an entity to develop its own assumptions.

As of December 31, 2012 and 2011, we held certain investments that were required to be measured for disclosure purposes at fair value on a recurring basis. These investments are considered Level 2 assets. The fair value of our investments is estimated using recently executed transactions and market price quotations. At December 31, 2012 and 2011, the fair value of our investments approximated or exceeded the carrying value of the investments (see Note 2).

The carrying values of our other financial instruments including cash and cash equivalents, money market accounts, accounts receivable, accounts payable, accrued liabilities, and accrued income and other taxes approximated fair value due to their liquid and short-term nature.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, investments and accounts receivable.

Our cash is held in high credit quality financial institutions. As of December 31, 2012, $3.7 million in cash and cash equivalents was invested in a money market mutual fund and $4.3 million in cash and cash equivalents was deposited at three major financial institutions in the United States. At times, deposits held with financial institutions exceed the amount of FDIC insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2012, our uninsured cash and cash equivalents totaled approximately $6.2 million.

For accounts receivable, we perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral. We maintain reserves for possible credit losses. As of December 31, 2012 and 2011, we had allowances for doubtful account balances of approximately $47,000 and $42,000, respectively. The carrying amount of the receivables approximates their fair value. Our customer that generates our largest revenues accounted for 16.3%, 6.7% and 16.2% of accounts receivable as of December 31, 2012, 2011 and 2010, respectively. No other customer exceeded 10% of our accounts receivable as of December 31, 2012, 2011 or 2010.

(2) Investments

As of December 31, 2012 and 2011, we held certain investments that were required to be measured for disclosure purposes at fair value on a recurring basis. These investments were considered Level 2 investments. We consider as current assets those investments which will mature in the next 12 months. The remaining investments are considered non-current assets. The amortized cost and fair value of our investments that are being accounted for as held-to-maturity securities, and the related gross unrealized gains and losses, were as follows as of the dates shown below (in thousands):

		Gross Unrealized		
	Cost	Gains	Losses	Fair Value
As of December 31, 2012				
Short-term Investments:				
Corporate bonds	$ 8,182	$ 78	$ —	$ 8,260
Long-term Investments:				
Corporate bonds	$ 28,433	$ 652	$ 29	$ 29,056
As of December 31, 2011				
Short-term Investments:				
Corporate bonds	$ 20,279	$ 44	$ 8	$ 20,315
Long-term Investments:				
Corporate bonds	$ 10,336	$ —	$ 55	$ 10,281

At December 31, 2012, the length of time until maturity of these securities ranged from two to 28 months.

(3) Patents and Licenses

Purchased patents and licenses paid for the use of other entities' patents are amortized over the useful life of the patent or license. The following tables provide information regarding patents and licenses (dollars in thousands):

December 31, 2012		
Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
14.88	**$ 11,690**	**$ 10,853**

December 31, 2011		
Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
14.88	$ 11,690	$ 10,691

Aggregate amortization expense for patents and licenses was $162,000 for 2012, $272,000 for 2011 and $272,000 for 2010. Estimated future amortization expense for each of the years set forth below ending December 31, is as follows (in thousands):

2013	$ 162
2014	$ 162
2015	$ 162
2016	$ 162
2017	$ 66

(4) Line of Credit

We have a revolving credit facility with a money center bank which is secured by substantially all our inventories, equipment and accounts receivable. Effective October 1, 2011, our credit facility was amended to increase the maximum principal amount of our revolving line of credit from $25.0 million to $40.0 million. Interest under the credit facility is assessed at 30-day, 60-day or 90-day LIBOR, as selected by us, plus one percent (1.21 percent at December 31, 2012) and is payable monthly. We had no outstanding borrowings under the credit facility at December 31, 2012 or 2011. The credit facility amendment also extended the termination date for advances under the revolving line of credit to October 1, 2016. At any time during the term, we may convert any or all outstanding amounts under the credit facility to a term loan with a maturity of two years. Our ability to borrow funds under the credit facility from time to time is contingent on meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation and amortization. At December 31, 2012, we were in compliance with all of those covenants.

(5) Income Taxes

The items comprising income tax expense are as follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Current — Federal	**$ 8,934**	$ 9,973	$ 9,916
Current — State	**1,050**	880	831
	9,984	10,853	10,747
Deferred — Federal	**1,363**	2,372	293
Deferred — State	**99**	212	(4)
	1,462	2,584	289
Total income tax expense	**$ 11,446**	$ 13,437	$ 11,036

Temporary differences and carryforwards which have given rise to deferred income tax assets and liabilities as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Deferred tax assets:		
Benefit plans	**$ 1,099**	$ 1,021
Inventories	**536**	506
Other	**38**	206
Total deferred tax assets	**$ 1,673**	$ 1,733
Deferred tax liabilities:		
Property, plant and equipment	**$ 10,299**	$ 9,147
Patents and goodwill	**2,972**	2,719
Other	**11**	14
Total deferred tax liabilities	**$ 13,282**	$ 11,880
Net deferred tax liability	**$ 11,609**	$ 10,147
Balance Sheet classification:		
Non-current deferred income tax liability	**$ 12,232**	$ 10,902
Current deferred income tax asset	**623**	755
Net deferred tax liability	**$ 11,609**	$ 10,147

Total income tax expense differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

	Year ended December 31,		
	2012	2011	2010
Income tax expense at the statutory federal income tax rate	**$ 12,276**	$ 13,816	$ 11,196
Increase (decrease) resulting from:			
State income taxes	**747**	710	538
Section 199 manufacturing deduction	**(949)**	(996)	(957)
Other, net	**(628)**	(93)	259
Total income tax expense	**$ 11,446**	$ 13,437	$ 11,036

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits as required by ASC 740 is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2010	$ 1,165
Decreases in tax positions for prior years	(14)
Increases in tax positions for current year	322
Lapse in statutes of limitations	(53)
Gross unrecognized tax benefits at December 31, 2010	$ 1,420
Decreases in tax positions for prior years	(77)
Increases in tax positions for current year	134
Lapse in statutes of limitations	(216)
Gross unrecognized tax benefits at December 31, 2011	$ 1,261
Increase in tax positions for prior years	19
Increase in tax positions for current year	0
Decrease due to settlement with taxing authorities	(641)
Lapse in statutes of limitations	(98)
Gross unrecognized tax benefits at December 31, 2012	$ 541

As of December 31, 2012 all of the unrecognized tax benefits, which were comprised of uncertain tax positions, would impact the effective tax rate if recognized. Unrecognized tax benefits that are affected by statutes of limitations that expire within the next 12 months are immaterial.

We are subject to United States federal income tax as well as to income tax of multiple state jurisdictions. We have concluded all United States federal income tax matters for years through 2005. In January 2009, the Internal Revenue Service ("IRS") began examining certain of our United States federal income tax returns for 2006, 2007 and 2008. This audit was favorably concluded in the third quarter of 2012 when the IRS appeals group allowed 100% of the tax credits claimed for our research and development during those years. Our unrecognized tax benefits were reduced at that time on the basis of this favorable settlement in the amount of approximately $641,000. All material state and local income tax matters have been concluded for years through 2008.

We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The liability for unrecognized tax benefits included accrued interest of $26,000, $77,000 and $84,000 at December 31, 2012, 2011 and 2010, respectively. Tax expense for the year ended December 31, 2012 and 2011 included a net interest benefit of $51,000 and $7,000, respectively. Tax expense for the year ended December 31, 2010 included net interest expense of $23,000.

(6) Stockholders' Equity

Our Board of Directors has at various times authorized repurchases of our stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. On August 16, 2011, our Board of Directors terminated the stock repurchase program that was adopted in April 2000 and replaced it with a new stock repurchase program pursuant to which we can repurchase up to 200,000 shares of our common stock from time to time in open market or privately-negotiated transactions. The new stock repurchase program has no expiration date but may be terminated by the Board of Directors at any time. In 2012 we repurchased 26,562 shares under the new program and, after taking into account the 8,000 shares we repurchased in 2011, as of December 31, 2012 we could repurchase an additional 165,438 shares under the new program. In 2010, we repurchased 9,995 shares in open market or private transactions under the prior program.

We have increased our quarterly cash dividend payments in September of each of the past three years. The quarterly dividend was increased to $.42 per share in September 2010, to $.49 per share in September 2011 and to $.56 in September 2012. On December 10, 2012 we also paid a special cash dividend to stockholders of $10.00 per share. We paid two special cash dividends in 2010 totaling $9.00 per share.

We have a Rights Plan, which is intended to protect the interests of stockholders in the event of a hostile attempt to take over the Company. The rights, which are not presently exercisable and do not have any voting powers, represent the right of our stockholders to purchase at a substantial discount, upon the occurrence of certain events, shares of our common stock or of an acquiring company involved in a business combination with us. This plan, which was adopted in August 2006, expires in August 2016.

(7) Income Per Share

The following is the computation of basic and diluted income per share:

	Year ended December 31,		
	2012	2011	2010
	(in thousands, except per share amounts)		
Net Income	**$ 23,629**	$ 26,038	$ 20,952
Weighted average basic shares outstanding	**2,016**	2,019	2,018
Add: Effect of dilutive securities	**11**	12	12
Weighted average diluted shares outstanding	**2,027**	2,031	2,030
Net Income Per Share			
Basic	**$ 11.72**	$ 12.90	$ 10.38
Diluted	**$ 11.66**	$ 12.82	$ 10.32

As required by ASC 260, *Earnings per Share*, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in the computation of basic income per share pursuant to the two-class method.

Incremental shares from stock options and restricted stock units were included in the calculation of weighted average diluted shares outstanding using the treasury stock method. Dilutive securities representing 5,390 shares of common stock for the year ended December 31, 2012 were excluded from the computation of weighted average diluted shares outstanding because their effect would have been anti-dilutive.

(8) Stock Plans

At December 31, 2012, we had three stock-based compensation plans which are described more fully below. We account for our plans under ASC 718, and the disclosures that follow are based on applying ASC 718. ASC 718 requires that cash flows from the use of stock-based compensation resulting from tax benefits in excess of recognized compensation cost (excess tax benefits) be classified as financing cash flows. We recorded $1,412,000, $79,000 and $1,239,000 of such excess tax benefits as financing cash flows in 2012, 2011 and 2010, respectively.

Our Amended and Restated 2006 Equity Incentive Plan (the "2006 Plan") provides for the grant to key employees, non-employee directors and consultants of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights, performance shares and other stock-based awards. Under the 2006 Plan, 200,000 shares, in the aggregate, of common stock have been reserved for awards. The purchase price of shares issued on the exercise of options must be at least equal to the fair market value of such shares on the date of grant. The options granted become exercisable and expire as determined by the Compensation Committee. As of December 31, 2012, there remained 59,536 shares for future stock-based awards under the 2006 Plan.

In May 2007, we adopted our Deferred Compensation Plan for Non-Employee Directors, and 2,500 shares of our common stock were initially reserved for issuance thereunder. This plan, as amended (the "Deferred Compensation Plan"), allows our non-employee directors to elect to receive stock units in lieu of all or part of the cash fees they are receiving for their services as directors. On the first business day of each calendar year, each participating non-employee director is credited with a number of stock units determined on the basis of the foregone cash fees and the closing price of our common stock on the next preceding date on which shares of our stock were traded. The stock units are converted to shares of our common stock on a one-for-one basis at a future date as elected in advance by the director, but no later than the January following the year in which the director ceases to serve on the Board of Directors, and the shares are delivered to the director. As of December 31, 2012, there remained 1,670 shares of common stock reserved for issuance upon the conversion of stock units which may be credited in the future to non-employee directors.

In May 2007, we also adopted our Non-Employee Director Stock Purchase Plan (as amended, the "Director Stock Purchase Plan"), and 2,500 shares of our common stock were initially reserved for issuance thereunder. Under this plan, our non-employee directors may elect to receive on the first business day of the calendar year fully-vested stock and restricted stock in lieu of some or all of their fees payable to them during such year. The foregone fees are converted into shares of fully-vested stock and restricted stock on the first business day of such calendar year based on the closing price of our common stock on the next preceding date on which shares of our stock were traded. The restricted stock vests in equal amounts on the first day of the next three succeeding calendar quarters provided the non-employee director is then serving on our Board of Directors. As of December 31, 2012, there remained 1,126 shares reserved for issuance under such plan.

A summary of stock option transactions for the year ended December 31, 2012 is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2011	47,208	$ 135.58	
Granted	25,000	$ 228.08	
Exercised	(22,208)	$ 83.96	
Outstanding at December 31, 2012	50,000	$ 204.76	5.9 years
Exercisable at December 31, 2012	5,000	$ 181.44	5.4 years

All nonvested options outstanding at December 31, 2012 are expected to vest. We estimate the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. None of our grants includes performance-based or market-based vesting conditions. The expected life represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The fair value of stock-based payments, funded with options, is valued using the Black-Scholes valuation method with a volatility factor based on our historical stock trading history. We base the risk-free interest rate using the Black-Scholes valuation method on the implied yield currently available on U. S. Treasury securities with an equivalent term. We base the dividend yield used in the Black-Scholes valuation method on our dividend history.

There were no options granted in 2010. The fair value for the options granted in 2012 and 2011 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011	2010
Risk-free interest rate	**0.5%**	1.7%	—
Dividend yield	**1%**	1%	—
Volatility factor	**25.0%**	25.0%	—
Expected life	**5 years**	5 years	—

The weighted average grant date fair value of the options granted in 2012 and 2011 was $40.38 and $40.64, respectively. The total intrinsic values of options exercised during 2012 and 2010 were $3.1 million and $7.5 million, respectively. There were no options exercised in 2011. The total intrinsic values of options outstanding and options currently exercisable at December 31, 2012, were $364,000 and $72,800, respectively.

During 2012, we made one award of restricted stock under the 2006 Plan. Under the terms of our restricted stock awards, the restrictions usually lapse over a five-year period. During the vesting period, holders of restricted stock have voting rights and earn dividends, but the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Nonvested shares are generally forfeited on termination of employment unless otherwise provided in the participant's employment agreement or if the termination is in connection with a change in control. A summary of changes in nonvested restricted stock for the year ended December 31, 2012 is presented below:

Nonvested Shares	Shares	Weighted Average Award Date Fair Value Per Share
Restricted stock at December 31, 2011	8,600	$ 172.89
Granted in 2012	7,500	$ 228.08
Vested in 2012	(2,600)	$ 215.17
Restricted stock at December 31, 2012	13,500	$ 207.35

All shares of nonvested restricted stock outstanding at December 31, 2012 are expected to vest. The total fair value of restricted stock vested during 2012, 2011 and 2010 was $559,000, $481,000 and $362,000, respectively.

During 2012, restricted stock units were awarded to certain employees under the 2006 Plan. All of our restricted stock units are convertible to shares of stock on a one-for-one basis when the restrictions lapse, which is generally after a five-year period. Nonvested stock units are generally forfeited on termination of employment unless the termination is in connection with a change in control. During the vesting period, holders of all restricted stock units earn dividends as additional units. During 2012, one non-employee director elected to receive stock units in lieu of cash fees for his services as a member of the Board of Directors.

A summary of changes in stock units for the year ended December 31, 2012, is presented below:

Nonvested Stock Units	Restricted Stock Units	Weighted Average Award Date Fair Value Per Unit	Director's Stock Units	Weighted Average Award Date Fair Value Per Unit
Nonvested at December 31, 2011	17,380	$ 129.00	—	
Granted	5,266	$ 223.81	95	$ 231.44
Vested	(10,650)	$ 101.59	(95)	$ 231.44
Nonvested at December 31, 2012	11,996	$ 194.95	—	

All nonvested restricted stock units at December 31, 2012 are expected to vest. The total intrinsic value of all outstanding stock units which were not convertible at December 31, 2012, including 349 stock units held for the accounts of non-employee directors, was $2,420,000. The total intrinsic value of restricted stock units which vested and were converted during 2012 was $2,405,000. The total fair value of directors' stock units vested during 2012, 2011 and 2010 was $22,000, $8,000 and $9,000, respectively.

Stock awards that vest immediately were awarded under the 2006 Plan to non-employee directors in 2012 and 2011 totaling $120,000 in value in each year. Compensation related to stock awards, restricted stock and stock units is based on the fair market value of the stock on the date of the grant. These fair values are then amortized on a straight-line basis over the requisite service periods of the entire awards, which is generally the vesting period. Compensation related to stock options is based on the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. For the years ended December 31, 2012, 2011 and 2010, we recorded stock-based compensation expense as a "General and Administrative expense" in the amount of $1,482,000, $1,047,000 and $606,000, respectively, for all of the above mentioned stock-based compensation arrangements. The total tax benefit recognized in the income statement from stock-based compensation arrangements for the years ended December 31, 2012, 2011 and 2010, was $516,000, $359,000 and $204,000, respectively.

Unrecognized compensation cost information for our various stock-based compensation types is shown below as of December 31, 2012:

	Unrecognized Compensation Cost	Weighted Average Remaining Years in Amortization Period
Stock options	$ 1,578,000	4.0
Restricted stock	2,427,000	4.0
Restricted stock units	1,661,000	4.1
Total	$ 5,666,000	

We have a policy of utilizing treasury shares to satisfy stock option exercises, stock unit conversions and restricted stock awards.

(9) Revenues From Major Customers

We had one major customer which represented approximately $15.1 million (12.9 percent) and $15.3 million (14.1 percent) of our net revenues during 2011 and 2010, respectively

(10) Industry Segment and Geographic Information

We operate in one reportable industry segment: developing and manufacturing products primarily for medical applications and have no foreign operating subsidiaries. We have other product lines which include pressure relief valves and inflation systems, which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of our medical products segment. Our revenues from sales to customers outside the United States totaled approximately 42 percent of our net revenues in 2012 and 2011 and 40 percent in 2010. We have no assets located outside the United States.

A summary of revenues by geographic territory, based on shipping destination, for 2012, 2011 and 2010 is as follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
United States	**$ 69,388**	$ 68,156	$ 64,854
Canada	**13,352**	17,524	17,792
Other countries less than 10% of revenues	**36,322**	32,024	25,923
Total	**$ 119,062**	$ 117,704	$ 108,569

A summary of revenues by product line for 2012, 2011 and 2010 is as follows (in thousands):

	2012	2011	2010
Fluid Delivery	**$ 49,060**	$ 45,274	$ 39,442
Cardiovascular	**36,021**	34,072	31,280
Ophthalmology	**15,717**	19,581	19,370
Other	**18,264**	18,777	18,477
Total	**$ 119,062**	$ 117,704	$ 108,569

(11) Employee Retirement and Benefit Plans

We sponsor a defined contribution 401(k) plan for all employees. Each participant may contribute certain amounts of eligible compensation. We make a matching contribution to the plan. Our contributions under this plan were $533,000, $487,000 and $482,000 in 2012, 2011 and 2010, respectively.

(12) Commitments and Contingencies

From time to time and in the ordinary course of business, we may be subject to various claims, charges and litigation. In some cases, the claimants may seek damages, as well as other relief, which, if granted, could require significant expenditures. We accrue the estimated costs of settlement or damages when a loss is deemed probable and such costs are estimable, and accrue for legal costs associated with a loss contingency when a loss is probable and such amounts are estimable. Otherwise, these costs are expensed as incurred. If the estimate of a probable loss or defense costs is a range and no amount within the range is more likely, we accrue the minimum amount of the range. As of December 31, 2012 we had accrued $33,000 for legal fees and expenses that we expect to incur in connection with the litigation or arbitration of one such matter.

We had a dispute which was favorably settled in the third quarter of 2007. This settlement was amended in December 2008. The amended settlement agreement provides that we may receive annual payments from 2009 through 2024. We have not recorded $6.0 million in potential future payments under this settlement as of December 31, 2012 due to the uncertainty of payment.

We have arrangements with three of our executive officers pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to them. Termination under such circumstances at December 31, 2012 could have resulted in payments aggregating $4.4 million.

(13) Quarterly Financial Data (Unaudited)

Quarter Ended	Operating Revenue	Operating Income	Net Income	Income Per Basic Share	Income Per Diluted Share
	(in thousands, except per share amounts)				
3/31/12	$ 29,239	$ 7,943	$ 5,377	$ 2.67	$ 2.65
6/30/12	30,689	8,967	6,099	3.03	3.02
9/30/12	30,637	9,677	7,259	3.60	3.59
12/31/12	28,497	7,039	4,894	2.42	2.42
3/31/11	$ 30,589	$ 10,096	$ 6,858	$ 3.40	$ 3.38
6/30/11	31,139	10,437	7,019	3.48	3.46
9/30/11	30,457	10,004	6,774	3.35	3.33
12/31/11	25,519	7,631	5,388	2.67	2.65

The quarterly information presented above reflects, in the opinion of management, all adjustments necessary for a fair presentation of the results for the interim periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Atrion Corporation

We have audited the accompanying consolidated balance sheets of Atrion Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15. *Exhibits and Financial Statement Schedules*. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrion Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Atrion Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2013 expressed an unqualified opinion.



Grant Thornton LLP
Dallas, Texas
March 11, 2013

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Atrion Corporation

We have audited the internal control over financial reporting of Atrion Corporation and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 11, 2013, expressed an unqualified opinion on those financial statements.



Grant Thornton LLP
Dallas, Texas
March 11, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop and manufacture products primarily for medical applications. We market components to other equipment manufacturers for incorporation in their products and sell finished devices to physicians, hospitals, clinics and other treatment centers. Our medical products primarily serve the fluid delivery, cardiovascular, and ophthalmology markets. Our other medical and non-medical products include valves and inflation devices used in marine and aviation safety products. In 2012, approximately 42 percent of our sales were outside the United States.

Our products are used in a wide variety of applications by numerous customers. We encounter competition in all of our markets and compete primarily on the basis of product quality, price, engineering, customer service and delivery time.

Our strategy is to provide a broad selection of products in the areas of our expertise. Research and development efforts are focused on improving current products and developing highly-engineered products that meet customer needs and serve niche markets with meaningful sales potential. Proposed new products may be subject to regulatory clearance or approval prior to commercialization and the time period for introducing a new product to the marketplace can be unpredictable. We also focus on controlling costs by investing in modern manufacturing technologies and controlling purchasing processes. We have been successful in consistently generating cash from operations and have used that cash to reduce or eliminate indebtedness, to fund capital expenditures, to make investment purchases, to repurchase stock and to pay dividends.

Our strategic objective is to further enhance our position in our served markets by:

- Focusing on customer needs;
- Expanding existing product lines and developing new products;
- Maintaining a culture of controlling cost; and
- Preserving and fostering a collaborative, entrepreneurial management structure.

For the year ended December 31, 2012, we reported revenues of $119.1 million, operating income of $33.6 million and net income of $23.6 million.

Results of Operations

Our net income was $23.6 million, or $11.72 per basic and $11.66 per diluted share, in 2012, compared to net income of $26.0 million, or $12.90 per basic and $12.82 per diluted share, in 2011 and net income of $21.0 million, or $10.38 per basic and $10.32 per diluted share, in 2010. Revenues were $119.1 million in 2012, compared with $117.7 million in 2011 and $108.6 million in 2010. The 1 percent revenue increase in 2012 over 2011 and 8 percent revenue increase in 2011 over 2010 were generally attributable to higher sales volumes. Increases in revenues in 2012 in our fluid delivery and cardiovascular product lines were largely offset by reduced sales to a large customer with which we have a long-term contract that had accumulated too large of an inventory of one of our products in 2011.

Annual revenues by product lines were as follows (in thousands):

	2012	2011	2010
Fluid Delivery	**$ 49,060**	$ 45,274	$ 39,442
Cardiovascular	**36,021**	34,072	31,280
Ophthalmology	**15,717**	19,581	19,370
Other	**18,264**	18,777	18,477
Total	**$ 119,062**	$ 117,704	$ 108,569

Our cost of goods sold was $62.9 million in 2012 and $57.7 million in each of 2011 and 2010. Product mix, higher depreciation expense and lower manufacturing efficiencies in one product line partially offset by the impact of continued cost improvement initiatives were the primary contributors to the 9 percent increase in cost of goods sold for 2012 over 2011.

Gross profit in 2012 was $56.1 million compared with $60.0 million in 2011 and $50.9 million in 2010. Our gross profit was 47 percent of revenues in 2012, 51 percent of revenues in 2011 and 47 percent of revenues in 2010. The decrease in gross profit percentage in 2012 was primarily related to a product mix that was less favorable than 2011's product mix. The increases in gross profit percentage in 2011 from the prior year were primarily due to a more favorable product mix, improvements in manufacturing efficiencies and the impact of cost-savings projects.

Operating expenses were $22.5 million in 2012 compared with $21.8 million in 2011 and $19.9 million in 2010. In 2012 increases in selling expenses and increases in research and development, or R&D, expenses were partially offset by decreases in general and administrative, or G&A, expenses. R&D expenses increased $898,000 in 2012 as compared to 2011 primarily related to increased compensation costs, increased supplies costs, increased travel costs and increased outside services. R&D expenses consist primarily of salaries and other related expenses of our R&D personnel as well as costs associated with regulatory matters. In 2012, selling expenses increased $369,000 primarily related to increased compensation, commissions and promotional expenses. Selling expenses consist primarily of salaries, commissions and other related expenses for sales and marketing personnel, marketing, advertising and promotional expenses. G&A expenses decreased $592,000 in 2012 as compared to 2011 primarily related to decreased outside services. G&A expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and outside professional fees.

In 2011, increases in G&A expenses and increases in R&D expenses were partially offset by decreases in selling expenses. G&A expenses increased $1.7 million in 2011 as compared to 2010 primarily related to increased compensation and increased outside services. R&D expenses increased $199,000 in 2011 as compared to 2010 primarily related to increased compensation costs, increased supplies costs and increased outside services. In 2011, selling expenses decreased $43,000 primarily related to decreased compensation and promotional expenses.

Our operating income for 2012 was $33.6 million, compared with $38.2 million in 2011 and $31.0 million in 2010. Operating income was 28 percent of revenues for 2012, 32 percent of revenues for 2011 and 29 percent of revenues for 2010. The decrease in gross profit and the increase in operating expenses described above were the major contributors to the operating income decrease in 2012 compared to the previous year. The increase in gross profit partially offset by the increase in operating expenses described above was the major contributor to the operating income improvement in 2011 compared to the previous year. During 2013 we anticipate increases in R&D expenses and depreciation charges. After taking these items into consideration, we expect growth in our operating income during 2013 as compared to 2012.

Our interest income for 2012 was $1.4 million compared with $1.3 million in 2011 and $1.0 million in 2010. The increases in 2012 and 2011 were primarily related to the increased levels of cash and investments during 2012 and 2011. Results for 2012 and 2011 were also favorably impacted by investing in bonds with slightly longer maturities and higher yields.

Income tax expense in 2012 totaled $11.4 million, compared with $13.4 million in 2011 and $11.0 million in 2010. The effective tax rates for 2012, 2011 and 2010 were 32.6 percent, 34.0 percent and 34.5 percent, respectively. The decrease in our effective tax rate for 2012 was primarily related to a favorable adjustment to an uncertain tax position related to income tax credits claimed for research and development following the conclusion of an Internal Revenue Service examination of our United States federal income tax returns for 2006, 2007 and 2008. Benefits from tax incentives for domestic production totaled $949,000 in 2012, $996,000 in 2011 and $957,000 in 2010. Benefits from changes in uncertain tax positions totaled $720,000 in 2012 and $159,000 in 2011. Expenses from changes in uncertain tax positions totaled $255,000 in 2010. We expect our effective tax rate for 2013 to be approximately 33.5 percent.

Liquidity and Capital Resources

Effective October 1, 2011, our revolving credit facility with a money center bank was amended to increase the maximum principal amount of our revolving line of credit from $25.0 million to $40.0 million and to extend the termination date for advances under the revolving line of credit to October 1, 2016. The credit facility is to be utilized for the funding of operations and for major capital projects or acquisitions, subject to certain limitations and restrictions. Borrowings under the credit facility bear interest that is payable monthly at 30-day, 60-day or 90-day LIBOR, as selected by us, plus one percent. From time to time prior to October 1, 2016 and assuming an event of default is not then existing, we can convert outstanding advances under the revolving line of credit to term loans with a term of up to two years. We had no outstanding borrowings under our credit facility at December 31, 2012 or 2011. The credit facility contains various restrictive covenants, none of which is expected to impact our liquidity or capital resources. At December 31, 2012, we were in compliance with all financial covenants. We believe the bank providing the credit facility is highly-rated and that the entire $40.0 million under the credit facility is currently available to us. If that bank were unable to provide such funds, we believe such inability would not impact our ability to fund operations.

At December 31, 2012, we had a total of $44.6 million in cash and cash equivalents, short-term investments and long-term investments, a decrease of $10.6 million from December 31, 2011. The principal contributor to this decrease was the payment of dividends and payments for acquisitions of property, plant and equipment, which was partially offset by the cash generated by operating activities.

Cash flows provided by operations of $29.4 million in 2012 were primarily comprised of net income plus the net effect of non-cash expenses less net changes in working capital items. Accounts receivable, accounts payable and accrued liabilities were the primary contributors to the negative net change in working capital items. The change in accounts receivable was primarily related to increased sales in the fourth quarter of 2012 as compared with the fourth quarter of 2011. The change in accounts payable and accrued liabilities was primarily related to reduced accrued compensation.

At December 31, 2012, we had working capital of $49.5 million, including $8.0 million in cash and cash equivalents and $8.2 million in short-term investments. The $24.2 million decrease in working capital during 2012 was primarily related to decreases in cash and cash equivalents and short-term investments partially offset by decreases in accounts payable and accrued liabilities. The net decrease in cash and short-term investments was primarily related to payment of a special cash dividend in 2012. Working capital items consisted primarily of cash, accounts receivable, short-term investments, inventories and other current assets minus accounts payable and other current liabilities.

Capital expenditures for property, plant and equipment totaled $10.3 million in 2012, compared with $12.0 million in 2011 and $4.3 million in 2010. These expenditures were primarily for machinery and equipment. We expect 2013 capital expenditures, primarily machinery and equipment, to approximate the average of the levels expended during each of the past three years.

We paid cash dividends totaling $24.5 million, $3.7 million and $21.3 million during 2012, 2011 and 2010, respectively. In November 2012, our Board of Directors declared a special cash dividend of $10.00 per share on our outstanding common stock. This dividend which totaled $20.2 million was paid on December 10, 2012. In 2010, we paid two special cash dividends totaling $9.00 per share on our outstanding common stock amounting to $18.1 million. We expect to fund future dividend payments with cash flows from operations. We purchased treasury stock totaling $5.3 million, $1.5 million and $1.4 million during 2012, 2011 and 2010, respectively.

The table below summarizes debt, lease and other contractual obligations outstanding at December 31, 2012:

	Payments Due by Period			
Contractual Obligations	Total	2013	2014–2015	2016 and thereafter
	(in thousands)			
Purchase Obligations	$ 8,494	$ 8,455	$ 36	$ 3
Total	$ 8,494	$ 8,455	$ 36	$ 3

In the current credit and financial markets, many companies are finding it difficult to gain access to capital resources. In spite of the current economic conditions, we believe our cash, cash equivalents, short-term investments and long-term investments, cash flows from operations and available borrowings of up to $40.0 million under our credit facility will be sufficient to fund our cash requirements for at least the foreseeable future. We believe our strong financial position would allow us to access equity or debt financing should that be necessary. Additionally, we expect our cash and cash equivalents and investments, as a whole, will continue to increase in 2013.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Impact of Inflation

We experience the effects of inflation primarily in the prices we pay for labor, materials and services. Over the last three years, we have experienced the effects of moderate inflation in these costs. At times, we have been able to offset a portion of these increased costs by increasing the sales prices of our products. However, competitive pressures have not allowed for full recovery of these cost increases.

New Accounting Pronouncements

From time to time, new accounting standards updates applicable to us are issued by the FASB, which we will adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards updates that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In the preparation of these financial statements, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We believe the following discussion addresses our most critical accounting policies and estimates, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

From time to time, we accrue legal costs associated with certain litigation. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law and other case-specific issues. We believe these accruals are adequate to cover the legal fees and expenses associated with litigating these matters. However, the time and cost required to litigate these matters as well as the outcomes of the proceedings may vary from what we have projected.

We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the failure of customers to make required payments. On an ongoing basis, the collectability of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectability of specific accounts. We evaluate the collectability of specific accounts and determine when to grant credit to our customers using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with our personnel and with the customers directly. Accounts are written off when it is determined the receivable will not be collected. If circumstances change, our estimates of the collectability of amounts could be changed by a material amount.

We are required to estimate our provision for income taxes and uncertain tax positions in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is more likely than not, do not establish a valuation allowance. In the event that actual results differ from these estimates, the provision for income taxes could be materially impacted.

We assess the impairment of our long-lived identifiable assets, excluding goodwill which is tested for impairment as explained below, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon projections of anticipated future cash flows. Although we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows or future changes in our business plan could materially affect our evaluations. No such changes are anticipated at this time.

We assess goodwill for impairment pursuant to ASC 350, *Intangibles—Goodwill and Other*, which requires that goodwill be assessed whenever events or changes in circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis by applying a qualitative assessment on goodwill impairment to determine whether it is necessary to perform the two-step goodwill impairment test.

During 2012, 2011 and 2010, none of our critical accounting policy estimates required significant adjustments. We did not note any material events or changes in circumstances indicating that the carrying value of long-lived assets were not recoverable.

Quantitative and Qualitative Disclosures About Market Risks

Foreign Exchange Risk
We are not exposed to material fluctuations in currency exchange rates because the payments from our international customers are received primarily in United States dollars.

Principal and Interest Rate Risk
Our cash equivalents and short-term and long-term investments consist of money-market accounts and taxable corporate bonds. Our investment policy is to seek to manage these assets to achieve the goal of preserving principal, maintaining adequate liquidity at all times, and maximizing returns subject to established investment guidelines. In general, the primary exposure to market risk is interest rate sensitivity. This means that a change in prevailing interest rates may cause the value of and the return on the investment to fluctuate.

Forward-looking Statements

Statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward looking are based upon current expectations, and actual results or future events may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by us that our objectives or plans will be achieved. Such statements include, but are not limited to, our expectations regarding our efforts to find potential acquisitions, our research and development expenditures in 2013, our depreciation charges in 2013, our 2013 effective tax rate, our growth in operating income in 2013, our 2013 capital expenditures, funding future dividend payments with cash flows from operations, the availability of equity and debt financing, our ability to fund our cash requirements for the foreseeable future, our ability to fund operations if the bank providing our credit facility were unable to lend funds to us, the impact on our consolidated financial statement of recently issued accounting standards when we adopt those standards, and increases in 2013 in cash, cash equivalents and investments. Words such as "expects," "believes," "anticipates," "intends," "should," "plans," and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results or future events to differ materially, including, but not limited to, the following: changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; our ability to protect our intellectual property; changes in the prices of raw materials; changes in product mix; intellectual property and product liability claims and product recalls; the ability to attract and retain qualified personnel and the loss of any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause us to alter our marketing, capital expenditures or other budgets, which in turn may affect our results of operations and financial condition.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

	2012	2011	2010	2009	2008
Operating Results for the Year ended December 31,					
Revenues	**$ 119,062**	$ 117,704	$ 108,569	$ 100,643	$ 95,895
Operating income	**33,626**	38,168	30,977	25,004[a]	22,973
Net income	**23,629**	26,038	20,952	16,843[a]	15,667
Depreciation and amortization	**7,610**	6,544	7,041	7,163	6,353
Per Share Data:					
Net income per diluted share	**11.66**	12.82	10.32	8.36[a]	7.82
Cash dividends per common share	**12.10**	1.82	10.56	1.32	1.08
Average diluted shares outstanding	**2,027**	2,031	2,030	2,015	2,004
Financial Position at December 31,					
Total assets	**155,810**	161,895	134,652	132,749	115,353
Long-term debt	**—**	—	—	—	—

a) Included a non-cash charge for the settlement of a pension plan termination that subtracted $1.0 million from operating income, $643,000 from net income and $0.32 from net income per diluted share.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

(in thousands, except per share amounts)

The Company has provided certain non-GAAP financial measures that exclude the effect of a pension termination settlement charge in 2009 and certain adjustments to our return on equity calculation for 2012. Management has provided these non-GAAP measures as an additional tool for investors to evaluate the Company's performance. These measures should be considered in addition to, rather than as a substitute for, GAAP measures of the Company's performance. Table 1 below provides reconciliation related to the pension termination settlement charge taken in 2009. Table 2 below provides reconciliation related to the calculation of return on equity for 2012, adjusting to remove the impact of cash and investments as well as the impact of interest income and a favorable tax credit resulting from the IRS audit settlement.

Table 1 – 2009

GAAP operating income	$	25,004
Pension charges, net		989
Adjusted operating income	$	25,993
GAAP net income	$	16,843
Pension charges, net		989
Income taxes on pension charges, net		(346)
Adjustments to net income		643
Adjusted net income	$	17,486
Income per diluted share:		
GAAP EPS	$	8.36
Adjustments (calculated below)		0.32
Adjusted EPS	$	8.68
Adjustments to net income as shown above	$	643
Diluted shares outstanding		2,015
Adjustment to income per diluted share	$	0.32

Table 2 – 2012

	GAAP		Adjustments		Non-GAAP	
Net income	$	23,629	$	1,582 [1]	$	22,047 [a]
Beginning equity	$	138,514	$	55,205 [2]	$	83,309
Ending equity	$	134,828	$	44,614 [2]	$	90,214
Average equity					$	86,762 [b]
Return on equity (a/b)						25%

1) After tax interest income of $941 and tax credit of $641 due to audit settlement with IRS

2) Cash and investments

LEADERSHIP

BOARD OF DIRECTORS

Emile A Battat
Chairman of the Board
Atrion Corporation

Hugh J. Morgan, Jr.
Private Investor
Former Chairman of the Board
National Bank of Commerce of Birmingham
Birmingham, Alabama

Ronald N. Spaulding
Private Investor
Former President of
Worldwide Commercial Operations
Abbott Vascular
Miami, Florida

Roger F. Stebbing
President and Chief Executive Officer
Stebbing and Associates, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
President
Stupp Bros., Inc.
St. Louis, Missouri

Executive Officers

Emile A Battat
Chairman of the Board

David A. Battat
President and Chief Executive Officer

Jeffery Strickland
Vice President and Chief Financial Officer, Secretary and Treasurer

CORPORATE INFORMATION

Corporate Office
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
(972) 390-9800
www.atrioncorp.com

Registrar and Transfer Agent
American Stock Transfer and Trust Company, LLC
Attn: Shareholder Services
6201 15th Avenue
Brooklyn, NY 11219

Form 10-K
A copy of the Company's 2012 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information

The Company's common stock is traded on the NASDAQ Global Select Market (Symbol: ATRI). As of February 26, 2013, we had approximately 3,500 stockholders, including beneficial owners holding shares in nominee or "street" name. The table below sets forth the high and low sales prices as reported by NASDAQ and the quarterly dividends per share declared by the Company for each quarter of 2011 and 2012.

2011 Quarter Ended	High	Low	Dividends
March 31	$ 187.22	$ 163.80	$ 0.42
June 30	200.56	165.76	0.42
September 30	219.06	186.22	0.49
December 31	244.30	200.95	0.49
2012 Quarter Ended	**High**	**Low**	**Dividends**
March 31	$ 261.59	$ 199.00	$ 0.49
June 30	234.00	197.77	0.49
September 30	223.96	206.00	0.56
December 31	221.30	189.20	10.56 [a]

The Company presently plans to pay quarterly cash dividends in the future.

a) This amount includes a special cash dividend of $10.00 per share declared in the fourth quarter of 2012.

ATRION CORPORATION
One Allentown Parkway, Allen, Texas 75002
972.390.9800 | www.atrioncorp.com